UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170099

DIVISION OF
CORPORATION FINANCE

January 5, 2017

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Mondelēz International, Inc.
Incoming letter dated December 16, 2016

Dear Ms. Zyzkowski:

This is in response to your letters dated December 16, 2016, December 21, 2016 and December 28, 2016 concerning the shareholder proposal submitted to Mondelēz by the Bricklayers & Trowel Trades International Pension Fund. We also have received a letter on the proponent's behalf dated December 23, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Maureen O'Brien
obrien@marcoconsulting.com

January 5, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mondelēz International, Inc.
Incoming letter dated December 16, 2016

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Mondelēz may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Mondelēz's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Mondelēz omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

December 28, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Mondelēz International, Inc.*
Supplemental Letter #2 Regarding the Shareholder Proposal of the Bricklayers & Trowel Trades International Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 16, 2016, Mondelēz International, Inc. (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Bricklayers & Trowel Trades International Pension Fund (the "Proponent"). The No-Action Request indicated our belief that the Proposal, including its supporting statements, could be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, as amended. We also submitted a supplemental letter (the "First Supplemental Letter") on December 22, 2016 in connection with the No-Action Request after the Proponent's custodian, Comerica Bank, sent to the Company the Revised Comerica Letter (as defined in the First Supplemental Letter).

Subsequently, The Marco Consulting Group submitted a letter, dated December 23, 2016, on behalf of the Proponent responding to the No-Action Request (the "Response Letter"). The Response Letter argues that: (1) the Deficiency Notice (as defined in the No-Action Request and the First Supplemental Letter) did not explicitly state that shares had to be held from "Nov. 23, 2015 to Nov. 23, 2016," but, instead, stated that "the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares *for the one-year period preceding and including Nov. 23,*

2016, the date the Proposal was submitted to the Company" (emphasis added) and (2) according to The Marco Consulting Group's calculation, the period from Nov. 24, 2015 to Nov. 23, 2016 is precisely 366 days. However, for the reasons stated in the No-Action Request, our First Supplemental Letter and further articulated below, we continue to believe that the Proposal, including its supporting statements, is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1), and we wish to respond to the Response Letter.

I. The Company Faithfully Followed Staff Guidance with Respect to the Deficiency Notice.

As described in the No-Action Request, the Proponent submitted the Proposal to the Company via email on November 23, 2016. The Proponent's submission failed to provide verification of the Proponent's continuous ownership of the requisite number or amount of Company shares for at least one year as of the date the Proponent submitted the Proposal. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities. While the Proponent's cover letter did, in fact, indicate that a "letter from the [Proponent's] … custodian documenting the [Proponent's] … continuous ownership of the requisite amount of shares for at least one year prior to the date this letter is being sent under separate cover," the Company had no way of knowing when the proof of ownership would be delivered or if it would be delivered at all. Therefore, to preserve its rights under the applicable SEC guidance that permits companies to seek exclusion of a proposal on procedural grounds only if a proper and *timely* deficiency notice is delivered to the proponent, the Deficiency Notice was promptly sent to the Proponent and its representative.

As The Marco Consulting Group admits in the Response Letter and as we summarized in the No-Action Request, the Deficiency Notice specifically instructed the Proponent and its representative that "the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares *for the one-year period preceding and including November 23, 2016, the date the Proposal was submitted to the Company*" (emphasis added). The Company carefully followed the SEC Staff guidance in drafting the Deficiency Notice. Specifically, both Rule 14a-8 and SLB 14 (as defined in the No-Action Request) provide that the Proponent "can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities *continuously for one year as of the time the shareholder submits the proposal*" (emphasis added). In addition, SLB 14G (as defined in the No-Action Request) requires that the notice of defect "identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities *for the one-year period preceding and including such date to cure the defect*" (emphasis added). The Company complied with this requirement and included the requisite language in the Deficiency Notice. There is no requirement to identify the specific range of dates that must be covered by the proof of ownership because there is no requirement that the proof of ownership provide a specific date range. In fact, if the Proponent and its representative carefully followed the Company's instructions and used the language included in the Deficiency Notice (i.e., stating in the original Comerica Letter (as defined in the No-Action Request) that the Proponent "has held in excess of $2,000 worth of shares in … [the] Company continuously…" for "at least one year including and preceding November 23, 2016" instead of "since November 24, 2015"), the Comerica Letter would have been sufficient for purposes of demonstrating the Proponent's eligibility to submit the Proposal.

However, the Proponent chose to present a proof of ownership that used a specific date range. The Company was under no obligation to tell the Proponent what that range should be. In fact, the Company did everything it was required to do under the SEC guidance in the Deficiency Notice: (i) it notified the Proponent and its representative of what the submission date was (i.e., November 23, 2016) and (ii) told the Proponent and its representative that the proof had to show "the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 23, 2016, the date the Proposal was submitted to the Company." Furthermore, as explained in our First Supplemental Letter, regardless of whether or not the Revised Comerica Letter cures the date gap issue with respect to the original Comerica Letter, the Revised Comerica Letter was not submitted to the Company within 14 days of the Proponent's receipt of the Deficiency Notice, as required by Rule 14a-8(f). In fact, the Revised Comerica Letter was submitted to the Company 26 days after receipt of the Deficiency Notice. Thus, we continue to believe that the Proposal, including its supporting statements, remains excludable from the 2017 Proxy Materials.

II. Using the Counting Method the SEC Staff Utilizes for Other Purposes, the Original Comerica Letter Fails to Cover the Full One-Year Period Preceding and Including the Proposal's Submission Date.

As discussed in detail in the No-Action Request, while Rule 14a-8 does not define "one year," the term is commonly understood to mean a period of 365 days (or 366 days, in the case of a leap year, which is the case here). In this case, using the counting methodology the SEC Staff applies in other cases,[1] 365 calendar days (or 366, in the case of a leap year) must be *complete* before the Proponent can be said to have held securities "for at least one year." In other words, the Proponent would have held the securities for one year at 12:01 a.m. on day 367 in the case of a leap year (or day 366 in the case of a regular year). *See Empire Federal Bancorp, Inc.* (avail. Feb. 25, 1999). Thus, for the Proponent to prove that it had held the requisite number or amount of Company securities for at least one year preceding and including November 23, 2016, the original Comerica Letter should have either said "for at least one year" preceding and including November 23, 2016 or should have used the proper date range (i.e., November 23, 2015 to November 23, 2016). While the Revised Comerica Letter (which was attached to our First Supplemental Letter and is also attached as an addendum to the Response Letter) purports to do just that, it was not timely, and, therefore, the Proposal, including its supporting statements, remains excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

Accordingly, based upon the foregoing information and precedent, and our arguments set forth in the No-Action Request and the First Supplemental Letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal, including its supporting statements, from its 2017 Proxy Materials.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309 or Carol J. Ward, the Company's Vice President and Corporate Secretary, at (847) 943-4373.

---

[1] For instance, in a published telephone interpretation addressing the 10-day preliminary proxy material filing requirement, the SEC determined the following:

> "For purposes of calculating the "10 day" period in Rule 14a-6, the date of filing is day one for purposes of counting the 10 calendar days. Ten calendar days must be complete before the materials are sent or given to security holders. Accordingly, the material may be sent or given to security holders at 12:01 a.m. on day eleven. As an example, assume the preliminary materials are filed on January 6. Calendar day ten, for purposes of Rule 14a-6, would be January 15, so the materials could be sent or given to security holders at 12:01 a.m. on January 16."

SEC, *Manual of Publicly Available Telephone Interpretations*, Interpretation N. 14, *available at* https://www.sec.gov/interps/telephone/cftelinterps_proxyrules-sch14a.pdf.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Sincerely,

Lori Zyskowski

Lori Zyskowski

cc: Maureen O'Brien, Director, Corporate Governance, The Marco Consulting Group
David F. Stupar, Bricklayers & Trowel Trades International Pension Fund
Thomas McIntyre, International Union of Bricklayers
Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc.

THE MARCO CONSULTING GROUP

December 23, 2016

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Mondelēz International, Inc. submitted by the Bricklayers & Trowel Trades International Pension Fund

Ladies and Gentlemen,

By letter dated December 16, 2016, Mondelēz International, Inc. ("Mondelez" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Mondelēz omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Bricklayers & Trowel Trades International Pension Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed to Mondelēz.

The Proposal requests that Mondelēz adopt a policy that, whenever possible, the board chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management.

Mondelēz claims that it may exclude the Proposal in reliance on Rule 14-8(b) and 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information.

The Proponent disputes the Company's arguments for reasons explained below.

Headquarters Office ▪ 550 West Washington Blvd., Suite 900, Chicago, IL 60661 ▪ P: 312-575-9000 ▪ F: 312-575-0085
East Coast Office ▪ 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 ▪ P: 617-298-0967 ▪ F: 781-228-5871

The Proponent Provided Requisite Proof of Ownership

The Proponent filed the Proposal on Nov. 23, 2016 at 9:02 a.m. via email and sent a hard copy of the Proposal via overnight delivery. The cover letter explicitly stated: "A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under a separate cover." Despite this confirmation that a verification of shares held would soon be received by the Company, Mondelēz acted immediately to attempt to exploit a technicality to exclude the proposal from its 2017 proxy statement.

On the same day, Nov. 23, 2016 at 2:18 p.m., Mondelēz sent a notification to the Proponent of a procedural deficiency because the custodial verification letter had not yet arrived. In acting immediately and ignoring the statement in the cover letter that the custodial letter was on its way, Mondelez's action started the countdown on the 14 days permitted under SEC rules to correct any deficiencies in the custodial verification letter.

The custodial letter was received by Mondelēz on Nov. 25, 2016, one day after Thanksgiving and two days after the Company received the proposal via email. As noted in the Company's request for no action relief, the custodian confirmed the requisite amount of shares were held between Nov. 24, 2015 and Nov. 23, 2016.

The Company argues that the letter should have confirmed shares held from Nov. 23, 2015 to Nov. 23, 2016 but it did not explicitly state that in its notification of deficiency letter. Instead, the Company's legal representative wrote: "To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including Nov. 23, 2016, the date the Proposal was submitted to the Company."

The Company then argues **in its request for no action relief** that it considers the one-year period to be from Nov. 23, 2015 to Nov. 23, 2016. The Proponent has held Company shares for a period much longer than one year and is prepared to confirm whichever time-period the Company requests. Had Mondelēz asked for the specific date of Nov, 23, 2015 in the deficiency letter, the Proponent's custodian would have cited that date. Instead, Mondelez cited a "one-year period." The Company **did not clearly state** in the deficiency notice that the verification letter should state the dates as of Nov. 23, 2015, to Nov. 23, 2016. Mondelēz's precise date citation in the request for no action relief and the omission of it from the deficiency notice appears to be a deliberate attempt to prevent shareholders from voting on this proposal.

Furthermore, Mondelēz asserts in its request for no action relief that "because 2016 was a leap year, the Proponent had to verify its ownership of the requisite number or amount of Company shares for 366 days preceding and including the November 23, 2016 submission

Headquarters Office ▪ 550 West Washington Blvd., Suite 900, Chicago, IL 60661 ▪ P: 312-575-9000 ▪ F: 312-575-0085
East Coast Office ▪ 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 ▪ P: 617-298-0967 ▪ F: 781-228-5871

date." In fact, the custodian did verify ownership for 366 days preceding and including the Nov. 23, 2016 submission date. The calculation below makes plain that **the period from Nov. 24, 2015 to Nov. 23, 2016 is precisely 366 days**.

Days cited in the custodial verification letter	No. of days
Nov. 24, 2015	1
Nov. 25, 2015	1
Nov. 26, 2015	1
Nov. 27, 2015	1
Nov. 28, 2015	1
Nov. 29, 2015	1
Nov. 30, 2015	1
December 2015	31
January 2016	31
February 2016	29
March 2016	31
April 2016	30
May 2016	31
June 2016	30
July 2016	31
August 2016	31
September 2016	30
October 2016	31
Nov. 1 – 23, 2016	23
Total	**366**

Therefore, the requisite number of shares has been confirmed. Moreover, to confirm the custodian is willing and ready to confirm shares held for 367 days at the Company's request, addendum A provides another custodian verification letter confirming the requisite shares were held from Nov. 23, 2015 to Nov. 23, 2016.

For the foregoing reasons, the Proponent believes that the relief sought in Mondelēz's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or obrien@marcoconsulting.com.

Sincerely,



Cc: Carol Ward, Lori Zyskowksi, Thomas F. McIntyre

Headquarters Office ▪ 550 West Washington Blvd., Suite 900, Chicago, IL 60661 ▪ P: 312-575-9000 ▪ F: 312-575-0085
East Coast Office ▪ 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 ▪ P: 617-298-0967 ▪ F: 781-228-5871

Comerica

December 19, 2016

Via email: carol.ward@mdlz.com

Ms. Carol J. Ward
Vice President and Corporate Secretary
Mondelez International, Inc.
Three Parkway North
Deerfield, IL 60015

RE: Bricklayers & Trowel Trades International Pension Fund

Dear Ms. Ward:

As custodian of the Bricklayers & Trowel Trades International Pension Fund, we are writing to report that as of the close of business November 23, 2016 the Fund held 3,961 shares of Mondelez International, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 23, 2015.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (313) 222-0209 or jemolnar@comerica.com.

Sincerely,

Joseph E. Molnar

Joseph E. Molnar
Vice President
Comerica Bank

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

December 21, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Mondelēz International, Inc.*
Supplemental Letter Regarding the Shareholder Proposal of the Bricklayers & Trowel Trades International Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 16, 2016, Mondelēz International, Inc. (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Bricklayers & Trowel Trades International Pension Fund (the "Proponent"). The No-Action Request indicated our belief that the Proposal, including its supporting statements, could be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, as amended.

We write today to supplementally notify the Staff that after filing the No-Action Request, the Company received a letter via email from the Proponent's custodian, Comerica Bank (a Depository Trust Company participant), attempting to supplement the original proof of ownership provided by Comerica Bank (as defined in the No-Action Request, the "Comerica Letter") and to verify the Proponent's ownership of the requisite amount/number of Company shares from November 23, 2015 through November 23, 2016, the date the Proponent submitted the Proposal to the Company (the "Revised Comerica Letter"). *See* Exhibit A. The Revised Comerica Letter was submitted to the Company on December 19, 2016, 26 days after November 23, 2016, the date on which the Proponent and the Proponent's representative received the Company's request for verification of the Proponent's eligibility to submit the Proposal (the "Deficiency Notice"). Therefore, regardless of whether or not the Revised Comerica Letter cures the date gap issue with respect to the original Comerica Letter (as described in the No-Action Request), the Revised Comerica Letter was not submitted to the Company within fourteen days of the Proponent's receipt of the Deficiency Notice, as required by Rule 14a-8(f). Thus, we continue to believe that the Proposal, including its supporting statements, remains excludable from the 2017 Proxy Materials.

Specifically, as explained in the No-Action Request, Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide sufficient evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required 14-day time period. *See, e.g.*, *Comcast Corp.* (avail. Mar. 5, 2014) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where the proponent supplied proof of ownership fifteen days after receiving the timely deficiency notice); *Entergy Corp.* (avail. Jan. 9, 2013) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where proof of ownership was supplied sixteen days after proponent received the timely deficiency notice); *General Motors Co.* (avail. Mar. 27, 2012) (concurring with exclusion of proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b) where the proponent supplied proof of ownership eighteen days after receipt of the timely deficiency notice).

Here, as summarized in detail in the No-Action Request, the Company timely provided the Deficiency Notice to the Proponent and the Proponent's representative. The Comerica Letter received in response was insufficient to establish the Proponent's ownership of the requisite amount or number of the Company's shares for the requisite one-year period preceding and including the date the Proposal was submitted to the Company. Moreover, the Revised Comerica Letter was received on December 19, 2016, well after the 14-day time period the Proponent and the Proponent's representative had to respond to the Deficiency Notice. Accordingly, based upon the foregoing information and precedent, and our arguments set forth in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal, including its supporting statements, from its 2017 Proxy Materials.

*　　*　　*

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309 or Carol J. Ward, the Company's Vice President and Corporate Secretary, at (847) 943-4373. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Sincerely,

Lori Zyskowski

Lori Zyskowski

cc: David F. Stupar, Bricklayers & Trowel Trades International Pension Fund
Thomas McIntyre, International Union of Bricklayers
Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc.

Enclosures

EXHIBIT A

From: Molnar, Joseph E [mailto:jemolnar@comerica.com]
Sent: Monday, December 19, 2016 12:02 PM
To: Ward, Carol J
Cc: David Stupar; Maureen O'Brien; Tom McIntyre
Subject: Revised Custodian Letter for Bricklayers & Trowel Trades International Pension Fund - Mondelez Int'l

Attached is a revised Custodian's letter confirming investment by the Bricklayers & Trowel Trades International Pension Fund in Mondelez International Inc. effective November 23, 2015.

Joe Molnar, AIF®
Vice President
Institutional Trust
Taft-Hartley Services
P (313) 222-0209
F (313) 222-4656
jemolnar@comerica.com

Comerica INSTITUTIONAL SERVICES

Comerica

December 19, 2016

Via email: carol.ward@mdlz.com

Ms. Carol J. Ward
Vice President and Corporate Secretary
Mondelez International, Inc.
Three Parkway North
Deerfield, IL 60015

RE: Bricklayers & Trowel Trades International Pension Fund

Dear Ms. Ward:

As custodian of the Bricklayers & Trowel Trades International Pension Fund, we are writing to report that as of the close of business November 23, 2016 the Fund held 3,961 shares of Mondelez International, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 23, 2015.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (313) 222-0209 or jemolnar@comerica.com.

Sincerely,

Joseph E. Molnar

Joseph E. Molnar
Vice President
Comerica Bank

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

December 16, 2016

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of the Bricklayers & Trowel Trades International Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Bricklayers & Trowel Trades International Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the

Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal asks the Company's Board of Directors to adopt a policy regarding appointing a chairman of the Board of Directors that is "independent" of management. A copy of the Proposal, including its supporting statements, as well as related correspondence from the Proponent, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information.

BACKGROUND

The Proponent submitted the Proposal to the Company via email on November 23, 2016. *See* Exhibit A. The Proponent's submission failed to provide verification of the Proponent's ownership of the requisite number or amount of Company shares for at least one year as of the date the Proponent submitted the Proposal. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, on November 23, 2016, which was within 14 days of the date that the Company received the Proposal, the Company sent to the Proponent and the Proponent's representative an email with a letter notifying them of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent and its representative of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement that the proof of ownership must verify that the Proponent continuously held the requisite number or amount of Company shares for the one-year period preceding and including November 23, 2016, the date the Proposal was submitted; and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice was delivered to the Proponent and the Proponent's representative via email—the same method as the one used by the Proponent to submit the Proposal—on November 23, 2016. In addition, courtesy hard copies were delivered to the Proponent's representative via UPS on November 25, 2016 and to the Proponent via UPS on November 28, 2016. *See* Exhibit C.

On November 25, 2016, after the Deficiency Notice was delivered to the Proponent and its representative via email, the Company received a proof of ownership from the Proponent's custodian, Comerica Bank, also via email. The proof of ownership, dated November 25, 2016 (the "Comerica Letter") stated, in pertinent part:

> As custodian of the Bricklayers & Trowel Trades International Pension Fund, we are writing to report that as of the close of business November 23, 2016 the Fund held 3,961 shares of Mondelez International, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 24, 2015.

See Exhibit D (emphasis added).

The Company has received no further correspondence from the Proponent or its representative regarding either the Proposal or proof of the Proponent's ownership of the requisite number or amount of Company shares.

ANALYSIS

The Proposal May Be Excluded Under Rules 14a-8(b) And 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then states that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

Here, as described above, the Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent and its representative via email in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit B. Therefore, the Company was not under any further obligation to notify the Proponent of the deficiencies in the Comerica Letter, which was received in response to the Deficiency Notice. *See*, *e.g*., *Comcast Corp*. (avail. Mar. 5, 2014) (concurring with the exclusion of a proposal on procedural grounds based on the emailed date of the deficiency notice as the first day on which the 14-day time period to respond to the deficiency notice began); *EMC Corp*. (avail. Feb. 26, 2010) (same).

Furthermore, the Staff has consistently strictly applied the requirement to provide satisfactory evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1) following receipt of a detailed and timely deficiency notice and has concurred with the exclusion of proposals even when the evidence of ownership submitted covered a period of time that fell short of the required one-year period preceding and including the submission date of the proposal by a very short period of time—one (like here) or two days. For instance, in a nearly identical situation, the Staff has concurred with exclusion of a proposal in *Empire Federal Bancorp,*

Inc. (avail. Feb. 25, 1999). There, the proponent submitted his proposal to the company on November 17, 1998. As is true here, the proof of ownership he supplied provided that he had purchased the required amount of company shares on November 18, 1997 (as opposed to November 17, 1997). As part of its procedural argument for exclusion, the company argued that if the term "one year," which is not defined in Rule 14a-8, commonly is understood to mean a period of 365 days (or 366 days, in the case of a leap year), then a proponent would only be considered to have owned the requisite number of shares if the proponent had held the shares on the same date in the year prior to the date of submission and had continued to hold those shares until the date of submission (*i.e.*, for a submission on November 17, 1998, the shares must have been held continuously since November 17, 1997).[1] *See also 3M Co.* (avail. Dec. 31, 2014) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 30, 2014 and the record holder's one-year verification was as of October 29, 2014 – a gap of one day); *Verizon Communications Inc.* (avail. Jan 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010 – a gap of one day); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proposal was submitted on December 10, 2001 and the record holder's ownership verification stated that the proponent had owned the requisite amount of the company's shares since December 12, 2000 – a gap of two days).

Here, the Proponent submitted the Proposal on November 23, 2016. Therefore, because 2016 was a leap year, the Proponent had to verify its ownership of the requisite number or amount of Company shares for 366 days preceding and including the November 23, 2016 submission date. In other words, the Proponent had to verify continuous ownership for the November 23, 2015 through November 23, 2016 time period. The Deficiency Notice clearly stated the necessity to prove continuous ownership of the requisite number or amount of Company Shares for one year as of November 23, 2016. In doing so, the Company complied with the Staff's guidance in SLB 14G for providing the Proponent and its representative with

---

[1] We note that in *Empire Federal Bancorp* the company made an additional procedural argument that the proponent's purchase of shares on November 18, 1997 was not settled until November 21, 1997 and, thus, the proponent had not held its shares for the requisite time based on the settlement date. However, the company also continued to maintain that, regardless of the settlement argument, "if [the proponent] . . . began to 'hold' the stock on November 18, 1997, for purposes of Rule 14a-8(b)(1) he would not have continuously held the stock for 365 days until November 18, 1998, one day after the date on which [the proponent] . . . submitted the Proposal." (emphasis added). The Staff concluded that the proposal was excludable in reliance on Rules 14a-8(b) and 14a-8(f) without providing further details regarding its decision.

specific instructions as to Rule 14a-8's proof of ownership requirements. The Comerica Letter provided in response to the Deficiency Notice, however, merely stated that the Proponent has "held in excess of $2,000 worth of shares in your Company continuously since November 24, 2015." *See* Exhibit D (emphasis added). Therefore, the Proponent only verified its continuous ownership for 365 days, which is insufficient in a leap year, and falls one day short of a full year, as required under Rule 14a-8, creating a one-day gap in the Proponent's proof of ownership.

Accordingly, consistent with *Empire Federal Bancorp* and other precedent cited above, the Proposal is excludable because, despite receiving the timely and proper Deficiency Notice pursuant to Rule 14a-8(f)(1), the Proponent has not sufficiently demonstrated that it continuously owned the requisite number or amount of Company shares for the requisite one-year period prior to and including the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309 or Carol J. Ward, the Company's Vice President and Corporate Secretary, at (847) 943-4373.

Sincerely,

Lori Zyskowski

Lori Zyskowski

cc: David F. Stupar, Bricklayers & Trowel Trades International Pension Fund
Thomas McIntyre, International Union of Bricklayers
Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc.

Enclosures

EXHIBIT A

From: "Stupar, David" <DStupar@ipfweb.org>
Date: November 23, 2016 at 9:01:31 AM CST
To: <carol.ward@mdlz.com>
Cc: <obrien@marcoconsulting.com>, "McIntyre, Thomas" <TMcIntyre@bacweb.org>, <jemolnar@comerica.com>
Subject: Shareholder Proposal

Please find a copy of the notice of shareholder proposal attached.

David F. Stupar
Executive Director
International Pension Fund

Bricklayers & Trowel Trades International Pension Fund

620 F Street, N.W., Suite 700, Washington, D.C. 20004
Phone: (202) 638-1996
Fax: (202) 347-7339
http://www.ipfweb.org

November 23, 2016

Via overnight delivery and email: carol.ward@mdlz.com

Ms. Carol J. Ward
Vice President and Corporate Secretary
Mondelez International, Inc.
Three Parkway North
Deerfield, IL 60015

RE: Bricklayers & Trowel Trades International Pension Fund

Dear Ms. Ward:

In my capacity as Executive Director of the Bricklayers & Trowel Trades International Pension Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of Mondelez International, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers. He can be reached at TMcIntyre@bacweb.org or 617-650-4246.

Sincerely,

David F. Stupar
Executive Director

Enclosure

RESOLVED: The stockholders of Mondelez International, Inc. (the "Company"), ask the board of directors to adopt a policy that, whenever possible, the board chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—

- was affiliated with a company that was an advisor or consultant to the Company, or a significant customer or supplier of the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company that the Company had to disclose under the Securities and Exchange Commission regulations;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sort described above with any affiliate of the Company; and,
- was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

SUPPORTING STATEMENT:

The Board of Directors, led by its chairman, is responsible for protecting shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's affairs. This oversight can be diminished when the chairman is not independent.

An independent chairman who sets agendas, priorities, and procedures for the board can enhance its oversight and accountability of management and ensure the objective functioning of an effective board. We view the alternative of a lead outside director, even one with a robust set of duties, as adequate only in exceptional circumstances fully disclosed by the board.

Several respected institutions recommend chair independence. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough;" "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

We urge you to vote FOR this proposal.

EXHIBIT B

Lapitskaya, Julia

From: Lapitskaya, Julia
Sent: Wednesday, November 23, 2016 3:18 PM
To: TMcIntyre@bacweb.org
Cc: DStupar@ipfweb.org
Subject: Mondelēz International, Inc. - Letter Regarding the Shareholder Proposal
Attachments: Mondelez (Letter to Bricklayers Regarding Shareholder Proposal).pdf

Dear Mr. McIntyre,

Attached please find a letter on behalf of our client, Mondelēz International, Inc., regarding the shareholder proposal submitted to our client by the Bricklayers & Trowel Trades International Pension Fund.

A copy of this letter is also being sent to you and Mr. Stupar via overnight delivery.

Sincerely,
Julia Lapitskaya

Julia Lapitskaya

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
200 Park Avenue, New York, NY 10166-0193
Tel +1 212.351.2354 • Fax +1 212.351.5253
JLapitskaya@gibsondunn.com • www.gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

November 23, 2016

VIA OVERNIGHT MAIL AND EMAIL

Mr. Thomas McIntyre
International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132

Dear Mr. McIntyre:

I am writing on behalf of Mondelēz International, Inc. (the "Company"), which received on November 23, 2016, the shareholder proposal submitted on behalf of the Bricklayers & Trowel Trades International Pension Fund (the "Proponent") regarding an independent board chairman pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 23, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and November 23, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the

Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 23, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 23, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 23, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Carol J. Ward, Vice President and Corporate Secretary of the Company, at Three Parkway North, Deerfield, Illinois 60015. Alternatively, you may transmit any response by email to Carol J. Ward at carol.ward@mdlz.com.

If you have any questions with respect to the foregoing, please contact me at 212-351-2309. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski

Lori Zyskowski

cc: Carol J. Ward, Mondelēz International, Inc.
David F. Stupar, Bricklayers & Trowel Trades International Pension Fund

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ''you'' are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

EXHIBIT C

Lapitskaya, Julia

From: Microsoft Outlook
To: DStupar@ipfweb.org; TMcIntyre@bacweb.org
Sent: Wednesday, November 23, 2016 3:19 PM
Subject: Relayed: Mondelēz International, Inc. - Letter Regarding the Shareholder Proposal

Delivery to these recipients or groups is complete, but no delivery notification was sent by the destination server:

DStupar@ipfweb.org (DStupar@ipfweb.org)

TMcIntyre@bacweb.org (TMcIntyre@bacweb.org)

Subject: Mondelēz International, Inc. - Letter Regarding the Shareholder Proposal

Pages 32 through 35 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

GIBSON DUNN

EXHIBIT D

From: Molnar, Joseph E [mailto:jemolnar@comerica.com]
Sent: Friday, November 25, 2016 7:07 AM
To: Ward, Carol J
Subject: Custodian Letter for Bricklayers & Trowel Trades International Pension Fund - Mondelez Int'l

Attached is the Custodian's letter confirming investment by the Bricklayers & Trowel Trades International Pension Fund in Mondelez International Inc.

Joe Molnar, AIF®
Vice President
Institutional Trust
Taft-Hartley Services
P (313) 222-0209
F (313) 222-4656
jemolnar@comerica.com

Comerica INSTITUTIONAL SERVICES

Comerica

November 25, 2016

Via overnight delivery and email: carol.ward@mdlz.com

Ms. Carol J. Ward
Vice President and Corporate Secretary
Mondelez International, Inc.
Three Parkway North
Deerfield, IL 60015

RE: Bricklayers & Trowel Trades International Pension Fund

Dear Ms. Ward:

As custodian of the Bricklayers & Trowel Trades International Pension Fund, we are writing to report that as of the close of business November 23, 2016 the Fund held 3,961 shares of Mondelez International, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 24, 2015.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (313) 222-0209 or jemolnar@comerica.com.

Sincerely,

Joseph E. Molnar

Joseph E. Molnar
Vice President
Comerica Bank